

March 26, 2014

<u>Via E-Mail</u>
John E. Stantial
Acting Controller and Assistant Controller,
Financial Reporting
United Technologies Corporation
One Financial Plaza
Hartford, CT 06101

      **Re: United Technologies Corporation
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 6, 2014
             File No. 001-00812**

Dear Mr. Stantial:

      We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis</u>

<u>Segment Review</u>

<u>Aerospace Businesses, page 11</u>

1. We note your disclosure regarding Sikorsky's development and production and in service support contracts (collectively, the "Arrangements") of the Cyclone helicopter for the Canadian government. We note that during the fourth quarter of 2012, you recorded a loss provision of $157 million because the estimated profits on the in service support contract no longer exceeded the estimated remaining losses on the development and production contract. We also note your disclosure that loss provisions recorded to date reflect management's best estimate of the projected costs to complete the development and manufacture of the final configuration aircraft.

You state that you expect to record an approximately $14 million loss upon achievement of the contractual milestone for each aircraft in the future. Given your conclusion in the fourth quarter of 2012 that the estimated profits on the in service support contract no longer exceeded the estimated remaining losses on the development and production contract and your conclusion that loss provisions recorded to date reflect projected costs to complete development and manufacture of the aircraft, please explain to us your basis for deferring recognition of the approximately $14 million loss per aircraft until the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen Kim at 202-551-3291 with any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief